April 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dillon Hagius

Laura Crotty

Ibolya Ignat

Kevin Vaughn

Re:	Biotech Acquisition Company Registration Statement on Form S-4 Submitted March 15, 2022

CIK No. 0001825413

Ladies and Gentlemen:

On behalf of our client, Biotech Acquisition Company (the “Company” or “BAC”), we hereby provide responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 25, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 submitted to the Commission by the Company on March 15, 2022.

Concurrently with the filing of this letter, the Company has filed, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No.1 to the above-referenced Registration Statement on Form S-4 (the “Amended Registration Statement”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Registration Statement on Form S-4

What interests do BAC’s initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination?, page xvii

1.	We note your response to our prior comment 5 from our January 26, 2022 letter; however, we are unable to locate responsive disclosure on the pages indicated. Please revise your disclosure on pages xvii, 15 and 126 to describe and quantify the aggregate dollar amount of all material interests in the transaction held by the company’s officers and directors. Ensure that your disclosure is on an individual basis, identifying individual officers and directors and their particular financial and personal interests. Please note that all references to prior comments in this comment letter also concern our January 26, 2022 letter.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosures on pages xvii, xviii, xix, 16, 17, 18, 135, 136, and 137 of the Amended Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2022

What happens if the Minimum Cash Condition is not met?, page xix

2.	We note your response to our prior comment 3 and your statement that Blade and its Designated Stockholders “do not intend to waive the closing Minimum Cash Condition”. We also note that immediately following this statement you say “there can be no assurance that Blade or the Designated Stockholders could and would waive the Minimum Cash Condition”. Given your statement that Blade and its Designated Stockholders do not intend to waive the condition, the latter statement appears intended to either mitigate the impact of this disclosure or undermine its purpose. Please reconcile or explain.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosures on page xx of the Amended Registration Statement.

Summary of the Proxy
Statement/Prospectus Combined Business
Summary, page 1

3.	We note your response to our prior comment 6 and we reissue in part. Please provide balancing disclosure in the Summary concerning the going concern opinion provided by Blade’s auditors in relation to its consolidated financial statements as of December 31, 2021.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosures on page 1 of the Amended Registration Statement.

BAC’s Board of Directors’ Reasons for the Business Combination, page 10

4.	We note your response to our prior comment 9. We also note that the statement that Cudetaxestat has a “well-tolerated favorable clinical safety profile” still appears on pages 10 and 120. Please remove this statement, as it implies the safety of Blade’s product candidates, a determination solely within the purview of the FDA or similar foreign regulatory authorities.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosures on pages 10 and 122 of the Amended Registration Statement.

Interests of BAC’s Directors and Executive Officers in the Business Combination, page 15

5.	We note your response to our prior comment 12; however, we are unable to locate a responsive amendment. Moreover, we note that you state the listed interests “include, among other things, the interests listed below[.]” We therefore re-issue this comment and direct your attention to the instruction that you revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosures on pages xvii, xviii, xix, 16, 17, 18, 135, 136, and 137 of the Amended Registration Statement.

Opinion of Vantage Point , page 22

6.	We note your response to our prior comment 27; however, we are unable to locate a responsive amendment. We therefore reissue our comment in its entirety. Please revise your disclosure to explain the reasons the fairness opinion was considered and ultimately obtained by the BAC Board.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosure on pages 124 and 125 of the Amended Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2022

Risk Factors , page 29

7.	We note your response to our prior comment 14. Please include the substance of your response in the filing itself, where appropriate.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 43 of the Amended Registration Statement.

The Insider Letter may be amended without shareholder approval., page 33

8.	We note your response to our prior comment 15. Please include the substance of your response in the filing itself, where appropriate.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosure on pages 11 and 112 of the Amended Registration Statement.

Blade Biotherapeutics may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to you..., page 75

9.	We note your response to our prior comment 17 and the related revised disclosure on page 75. Please further revise your disclosure to clearly explain the steps, if any, the company will take to notify all shareholders, not just the warrant holders, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 77 of the Amended Registration Statement.

BAC’s Board of Directors’ Reasons for the Business Combination, page 120

10.	We note your response to our prior comment 24 and the related disclosure on page 120. Please expand this disclosure to include the actual internal forecasts reviewed and considered by the board, rather than describing the elements thereof.

Response: The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 122 of the Amended Registration Statement.

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Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 1, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 917-882-2727 (mobile), 646-895-7112 (office direct), 212-370-1300 (office reception) or rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann
Ellenoff Grossman & Schole LLP

cc:	Michael Shleifer, Biotech Acquisition Company

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP